UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-PX

ANNUAL REPORT OF PROXY VOTING RECORD OF REGISTERED MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-3627

Greenspring Fund, Incorporated
(Exact Name of Registrant as Specified in Charter)

2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Address of Principal Executive Offices)(Zip Code)

Registrant's Telephone Number, including Area Code: (410)823-5353

Mr. Charles vK. Carlson, President
2330 West Joppa Road, Suite 110
Lutherville, Maryland 21093-4641
(Name and address of Agent for Service)

Date of fiscal year end: December 31, 2019

Date of reporting period: June 30, 2019

Form N-PX is to be used by a registered management investment company, other than a small business investment company registered on Form N-5 (239.24 and 274.5 of this chapter), to file reports with the Commission, not later than August 31 of each year, containing the registrant's proxy voting record for the most recent twelve-month period ended June 30, pursuant to section 30 of the Investment Company Act of 1940 and rule 30b1-4 thereunder (17 CFR 270.30b1-4). The Commission may use the information provided on Form N-PX in its regulatory, disclosure review, inspection, and policymaking roles.

A registrant is required to disclose the information specified by Form N-PX, and the Commission will make this information public. A registrant is not required to respond to the collection of information contained in Form N-PX unless the Form displays a currently valid Office of Management and Budget ("OMB") control number. Please direct comments concerning the accuracy of the information collection burden estimate and any suggestions for reducing the burden to the Secretary, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, DC 20549-0609. The OMB has reviewed this collection of information under the clearance requirements of 44 U.S.C. 3507.

Item 1. Proxy Voting Record 07/01/18-06/30/19

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<C> ISSUER	<C> TICKER	<C> CUSIP	<C> MEETING DATE	<C> MATTER VOTED ON	<C> PROPOSED BY	<C> VOTE CAST	<C> FOR/AGAINST ABSTAIN	<C> FOR/AGAINST MANAGEMENT
Gramercy Property Trust	GPT	385002308	08/09/18	1) Approval of merger	Management	08/08/18	FOR	FOR
				2) Advisory vote on executive compensation as it relates to the merger	Management	08/08/18	FOR	FOR
				3) Adjournment if necessary	Management	08/08/18	FOR	FOR
Medtronic PLC	MDT	G5960L103	12/07/18	1) Election of Directors	Management	11/14/18	FOR	FOR
				2) Ratify IA	Management	11/14/18	FOR	FOR
				3) Advisory vote on executive compensation	Management	11/14/18	FOR	FOR
Beneficial Bancorp, Inc.	BNCL	08171T102	12/06/18	1) Approval of Agreement and Plan Reorganization	Management	12/03/18	FOR	FOR
				2) Advisory vote on executive compensation payable in connection with merger	Management	12/03/18	FOR	FOR
				3) Adjournment if necessary	Management	12/03/18	FOR	FOR
Sparton Corporation	SPA	847235108	12/20/18	1) Election of Directors	Management	12/14/18	FOR	FOR
				2) Ratify IA	Management	12/14/18	FOR	FOR
				3) Advisory vote on executive compensation	Management	12/14/18	FOR	FOR
Emerson Electric Co.	EMR	291011104	02/05/19	1) Election of Directors	Management	01/24/19	FOR	FOR
				2) Ratify IA	Management	01/24/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	01/24/19	FOR	FOR
Amdocs Limited	DOX	G02602103	01/31/19	1) Election of Directors	Management	01/24/19	FOR	FOR
				2) Approval of increase in dividend rate	Management	01/24/19	FOR	FOR
				3) Approval of consolidated financial statements for	Management	01/24/19	FOR	FOR

				FY18				
				4) Ratify and approve IA	Management	01/24/19	FOR	FOR
Westbury Bancorp, Inc.	WBBW	95727P106	2/20/19	1) Election of Directors	Management	02/14/19	FOR	FOR
				2) Ratify IA	Management	02/14/19	FOR	FOR
Johnson Controls International plc	JCI	G51502105	03/06/19	1) Election of Directors	Management	02/28/19	FOR	FOR
				2a) Ratify IA	Management	02/28/19	FOR	FOR
				2b) Authorize Audit Committee to set auditor's remuneration				
				3) Authorization to make market purchases of Company shares	Management	02/28/19	FOR	FOR
				4) To determine the price range at which the Company can re-allot shares held in Treasury	Management	02/28/19	FOR	FOR
				5) Advisory vote on executive compensation	Management	02/28/19	FOR	FOR
				6) Approval of Directors' authority to allot shares up to approximately 33% of issued share capital	Management	02/28/19	FOR	FOR
				7) Approve the waiver of statutory pre-emption rights with respect to up to 5% of issued share capital	Management	02/28/19	FOR	FOR
Prudential Bancorp Inc.	PBIP	74431A101	02/20/19	1) Election of Directors	Management	02/13/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	02/13/19	FOR	FOR
				3) Frequency of vote on executive compensation	Management	02/13/19	AGN	AGN
				4) Ratify IA	Management	02/13/19	FOR	FOR
Blue Bird Corp.	BLBD	095306106	03/05/19	1) Election of Directors	Management	02/27/19	FOR	FOR
American National Bankshares, Inc.	AMNB	027745108	03/19/19	1) Approval of Agreement and Plan of Reorganization	Management	03/14/19	FOR	FOR
				2) Adjournment, if necessary, to solicit more votes	Management	03/14/19	FOR	FOR
Sherwin Williams Company	SHW	824348106	04/17/19	1) Election of Directors	Management	03/22/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	03/22/19	FOR	FOR
				3) Ratify IA	Management	03/22/19	FOR	FOR
MYR Group, Inc.	MYRG	55405W104	04/25/19	1) Election of Directors	Management	04/10/19	FOR	FOR
				2) Advisory vote on	Management	04/10/19	FOR	FOR

				executive compensation				
				3) Ratify IA	Management	04/10/19	FOR	FOR
Shore Bancshares, Inc.	SHBI	825107105	04/24/19	1) Election of Directors	Management	04/10/19	FOR	FOR
				2) Ratify IA	Management	04/10/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/10/19	FOR	FOR
LKQ Corporation	LKQ	501889208	05/06/19	1) Election of Directors	Management	04/30/19	FOR	FOR
				2) Ratify IA	Management	04/30/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/30/19	FOR	FOR
United Parcel Services, Inc.	UPS	911312106	05/09/19	1) Election of Directors	Management	05/02/19	FOR	FOR
				2) Ratify IA	Management	05/02/19	FOR	FOR
				3) Annual Report on Lobbying	Shareholder	05/02/19	AGN	FOR
				4) Reduce voting power of Class A stock	Shareholder	05/02/19	FOR	AGN
				5) Report on assessing sustainability metrics into executive compensation	Shareholder	05/02/19	AGN	FOR
Owens Corning	OC	690742101	04/17/19	1) Election of Directors	Management	04/08/19	FOR	FOR
				2) Ratify IA	Management	04/08/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/08/19	FOR	FOR
				4) Approval of 2019 Stock Pl.	Management	04/08/19	FOR	FOR
Cleveland-Cliffs, Inc.	CLF	185899101	04/24/19	1) Election of Directors	Management	03/26/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	03/26/19	FOR	FOR
				3) Ratify IA	Management	03/26/19	FOR	FOR
Pentair plc	PNR	G7S00T104	05/07/19	1) Election of Directors	Management	04/30/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	04/30/19	FOR	FOR
				3) Ratify IA	Management	04/30/19	FOR	FOR
				4) Authorization to allot new shares under Irish Law	Management	04/30/19	FOR	FOR
				5) Authorization to opt-out of statuatory preemption rights under Irish Law	Management	04/30/19	FOR	FOR
				6) Authorization of price range to re-allot Treasury shares under Irish Law	Management	04/30/19	FOR	FOR
Abbott Laboratories	ABT	002824100	04/26/19	1) Election of Directors	Management	04/19/19	FOR	FOR
				2) Ratify IA	Management	04/19/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/19/19	FOR	FOR
				4) Independent Board Chair	Shareholder	04/19/19	AGN	FOR

Suncor Energy, Inc.	SU	867224107	05/02/19	1) Election of Directors	Management	04/24/19	FOR	FOR
				2) Appointment of IA	Management	04/24/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/24/19	FOR	FOR
Six Flags Entertainment Corporation	SIX	83001A102	05/01/19	1) Election of Directors	Management	04/19/19	FOR	FOR
				2) Ratify IA	Management	04/19/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/19/19	FOR	FOR
WSFS Financial	WSFS	929328102	04/25/19	1) Election of Directors	Management	04/16/19	FOR	FOR
				2) Amendment to increase the number of authorized common stock	Management	04/16/19	FOR	FOR
				3) Ratify IA	Management	04/16/19	FOR	FOR
				4) Advisory vote on executvie compensation	Management	04/16/19	FOR	FOR
J2 Global, Inc.	JCOM	48123V102	05/02/19	1) Election of Directors	Management	04/29/19	FOR	FOR
				2) Ratify IA	Management	04/29/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/29/19	FOR	FOR
nVent Electric plc	NVT	G6700G107	05/10/19	1) Election of Directors	Management	05/01/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/01/19	FOR	FOR
				3) Frequency of advisory vote on executive compensation	Management	05/01/19	FOR	FOR
				4) Ratify IA	Management	05/01/19	FOR	FOR
				5) Authorize price range at which Company can re-allot Treasury shares	Management	05/01/19	FOR	FOR
EOG Resources, Inc.	EOG	26875P101	04/29/19	1) Election of Directors	Management	04/23/19	FOR	FOR
				2) Ratify IA	Management	04/23/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	04/23/19	FOR	FOR
KBR, Inc.	KBR	48242W106	05/15/19	1) Election of Directors	Management	05/02/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/02/19	FOR	FOR
				3) Ratify IA	Management	05/02/19	FOR	FOR
MasTec, Inc.	MTZ	576323109	05/23/19	1) Election of Directors	Management	05/16/19	FOR	FOR
				2) Ratify IA	Management	05/16/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/16/19	FOR	FOR
Phillips 66	PSX	718546104	05/08/19	1) Election of Director	Management	05/02/19	FOR	FOR

				2) Ratify IA	Management	05/02/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/02/19	FOR	FOR
				4) Frequency of vote on executive compensation	Management	05/02/19	FOR	FOR
				5) Report on plastic pollution	Shareholder	05/02/19	AGN	FOR
Western New England Bancorp, Inc.	WNEB	958892101	05/14/19	1) Election of Directors	Management	05/06/19	FOR	FOR
				2) Ratify IA	Management	05/06/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/06/19	FOR	FOR
Discover Financial Services	DFS	254709108	05/16/19	1) Electon of Directors	Management	05/07/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/07/19	FOR	FOR
				3) Ratiy IA	Management	05/07/19	FOR	FOR
				4) Eliminate super majority voting requirements	Management	05/07/19	FOR	FOR
				5) Right to call special meetings	Management	05/07/19	FOR	FOR
				6) Right to call special meeing if presented properly	Shareholder	05/07/19	AGN	FOR
Republic Services, Inc.	RSG	760759100	05/17/19	1) Election of Directors	Management	05/06/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/06/19	FOR	FOR
				3) Ratify IA	Management	05/06/19	FOR	FOR
				4) Electoral contributions and expenditures	Shareholder	05/06/19	AGN	FOR
Wyndham Hotels & Resorts, Inc.	WH	98311A105	05/14/19	1) Election of Directors	Management	05/07/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/07/19	FOR	FOR
				3) Frequency of vote on executive compensation	Management	05/07/19	FOR	FOR
				4) Ratify IA	Management	05/07/19	FOR	FOR
Chubb Limited	CB	H1467J104	05/15/19	1) Approval of financial statements	Management	05/06/19	FOR	FOR
				2a) Allocation of disposable profit	Management	05/06/19	FOR	FOR
				2b) Distribution of dividend out of legal reserves	Management	05/06/19	FOR	FOR
				3) Discharge of Board of Directors	Management	05/06/19	FOR	FOR
				4a) Election of IA	Management	05/06/19	FOR	FOR
				4b) Ratify IA	Management	05/06/19	FOR	FOR
				4c) Election of special audit firm	Management	05/06/19	FOR	FOR
				5) Election of Board of	Management	05/06/19	FOR	FOR

				Directors				
				6) Election of Chairman	Management	05/06/19	FOR	FOR
				7) Election of Compensation Committee	Management	05/06/19	FOR	FOR
				8) Election of independent proxy				
				9) Approval of maximum compensation of Board of Directors and executive management	Management	05/06/19	FOR	FOR
				9a) Compensation of Board of Directors until next annual general meeting	Management	05/06/19	FOR	FOR
				9b) Compensation of executive management for the next calendar year	Management	05/06/19	FOR	FOR
				10) Advisory vote on executive compensation	Management	05/06/19	FOR	FOR
				11) New agenda item	Management	05/06/19	ABSTN	ABSTN
Marriott International	MAR	571903202	05/10/19	1) Election of Directors	Management	05/06/19	FOR	FOR
				2) Ratify IA	Management	05/06/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/06/19	FOR	FOR
				4) Removal of supermajority voting	Management	05/06/19	FOR	FOR
				5) Act by Written Consent	Shareholder	05/06/19	AGN	FOR
Rush Enterprises, Inc.	RUSHA	781846209	05/14/19	1) Election of Directors	Management	05/06/19	FOR	FOR
				2) Ratify IA	Management	05/06/19	FOR	FOR
American National Bankshares, Inc.	AMNB	027745108	05/21/19	1) Election of Directors	Management	05/10/19	FOR	FOR
				2) Ratify IA	Management	05/10/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/10/19	FOR	FOR
Emcor Group, Inc.	EME	29084Q100	05/30/19	1) Election of Directors	Management	05/24/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/24/19	FOR	FOR
				3) Ratify IA	Management	05/24/19	FOR	FOR
				4) Written consent	Shareholder	05/24/19	AGN	FOR
Conduent Incorporated	CDNT	206787103	05/21/19	1) Election of Directors	Management	05/16/19	FOR/AGN	FOR/AGN
				2) Ratify IA	Management	05/16/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/16/19	FOR	FOR
Condor Hospitality Trust, Inc.	CDOR	20676Y403	05/23/19	1) Election of Directors	Management	05/14/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/14/19	FOR	FOR
				3) Frequency of vote on executive compensation	Management	05/14/19	AGN	AGN

				4) Ratify IA	Management	05/14/19	FOR	FOR
Party City Holdco Inc.	PRTY	702149105	06/06/19	1) Declassify Board of Directors	Management	05/24/19	FOR	FOR
				2) Election of Directors	Management	05/24/19	FOR	FOR
				3) Election of Class 1 Directors	Management	05/24/19	FOR	FOR
				4) Advisory vote on executive compensation	Management	05/24/19	FOR	FOR
OceanFirst Financial Corp.	OCFC	675234108	05/29/19	1) Election of Directors	Management	05/20/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/20/19	FOR	FOR
				3) Ratify IA	Management	05/20/19	FOR	FOR
W.R. Berkley Corporation	WRB	084423102	06/05/19	1) Election of Directors	Management	05/22/19	FOR	FOR
				2) Advisory vote on executive compensation	Management	05/22/19	FOR	FOR
				3) Ratify IA	Management	05/22/19	FOR	FOR
Southern National Bancorp of VA, Inc.	SONA	843395104	05/23/19	1) Election of Directors	Management	05/14/19	FOR	FOR
				2) Ratify IA	Management	05/14/19	FOR	FOR
				3) Advisory vote on executive compensation	Management	05/14/19	AGN	AGN
PGT Innovations, Inc.	PGTI	69336V101	05/22/19	1) Election of Directors	Management	05/20/19	FOR	FOR
				2) Ratify IA	Management	05/20/19	FOR	FOR
				3) Approve 2019 Employee Stock Purchase Plan	Management	05/20/19	FOR	FOR
				4) Approve 2019 Equity and Incentive Compensation Pl.	Management	05/20/19	FOR	FOR
				5) Advisory vote on executive compensation	Management	05/20/19	FOR	FOR
				6) Frequency of vote on executive compensation	Management	05/20/19	FOR	FOR

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